DRAFT
Michael Gilson +1 650 752 2015 michael.gilson@davispolk.com	Davis Polk & Wardwell llp 1600 El Camino Real Menlo Park, CA 94025 davispolk.com
January 5, 2024

Re:	Eargo, Inc. Schedule 13E-3/A filed December 28, 2023 by PSC Echo, LP et al. File No. 005-91783 Revised Preliminary Proxy Statement filed December 28, 2023 File No. 001-39616

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Blake Grady Perry Hindin

Mr. Grady and Mr. Hindin:

On behalf of Eargo, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Proxy Statement on Schedule 14A (the “Proxy Statement”) contained in the Staff’s letter dated January 2, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Proxy Statement and is filing Amendment No. 2 to the Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3, together with this response letter.

We represent the special committee of the board of directors of the Company only.  To the extent that any response relates to information concerning any of PSC Echo Parent LLC, PSC Echo Merger Sub Inc., PSC Echo, LP and/or PSC Echo GP, LLC (collectively, the “Parent Entities”), such response is included in this letter based on information provided to the Company and to us by such Parent Entities or their respective representatives.

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to the comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Proxy Statement.

Revised Preliminary Proxy Statement filed December 28, 2023

General

We note your response to comment two, which we re-issue. In this respect, we note your statement that Patient Square does not control decisions made by the PSC Stockholder with respect to the Company. Notwithstanding such statement, please advise why Patient Square is not an affiliate of Eargo engaged, directly or indirectly, in the Rule 13e-3 transaction. For guidance, refer to Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it has been advised by the Parent Entities that Patient Square Capital, LP is not an affiliate of the Company engaged, directly or indirectly, in the Rule 13e-3 transaction. Patient Square Capital, LP is therefore not required to file a Schedule 13E-3 pursuant to Rule 13e-3(d). In its analysis, the Company has considered Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, which provides that “Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going private transaction file a Schedule 13E-3 and furnish the required disclosures.” As further provided by the guidance, this analysis requires consideration of “(1) whether the entities or persons are ‘affiliates’ of the issuer within the scope of Rule 13e-3(a)(1); and, (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction.” An entity or person who is both an affiliate of the issuer within the scope of Rule 13e-3(a)(1) and engaged, directly or indirectly, in the Rule 13e-3 transaction would be subject to the requirement to file a Schedule 13E-3 pursuant to Rule 13e-3(d).

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions

The Parent Entities have advised the Company that Patient Square Capital, LP is not an affiliate of the Company within the scope of Rule 13e-3(a)(1). Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” As discussed in response to previous comment 2, Patient Square Capital, LP is an investment adviser to funds invested in the PSC Stockholder (PSC Echo, LP), which owns approximately 76.2% of the Company’s outstanding shares. Patient Square Capital, LP does not control the PSC Stockholder. Rather, the PSC Stockholder is controlled by PSC Echo GP, LLC in its capacity as the general partner of the PSC Stockholder, acting through its management committee. The Company also confirms that it has been advised by the Parent Entities that Patient Square Capital, LP does not otherwise control the Company, by contract or otherwise, nor is it controlled by or under common control with the Company. Because Patient Square Capital, LP is not an affiliate of the Company, it is not required to file a Schedule 13E-3 pursuant to Rule 13e-3(d), without regard to whether it is engaged in the Rule 13e-3 transaction.

In light of the foregoing, and in response to previous comment 2 contained in the Staff’s letter dated December 15, 2023, Patient Square Capital, LP has not been listed as a signatory to the Schedule 13E-3 signature page or included among the Schedule 13E-3 filing persons for the Rule 13e-3 transaction involving the Company. The Company has, however, revised the Preliminary Proxy Statement on the first page to the letter to stockholders, first page of the notice to stockholders, and page 91 to clarify the relationship between the PSC Stockholder and Patient Square Capital, LP.

Please do not hesitate to contact Michael Gilson at (212) 450-3220 or michael.gilson@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Michael Gilson
Michael Gilson

January 5, 2023	2